Cassidy & Associates
Attorneys at Law
1504 R Street, N.W.
Washington, D.C. 20009
———
(202) 387-5400

Telecopy Number
(202) 745-1920

E-Mail Address
Cassidy_Law@aol.com

Practice Limited to
Federal Securities
Law Matters

August 27, 2007

HAND DELIVERED
John Reynolds
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

    Re: Robert James & Associates Offering Statement on Form 1-A, Amendment #6
            File No. 24-10142
            Date of Comment Letter: August 6, 2007

Dear Mr. Reynolds:

    I enclose for filing seven copies, one of which has been manually signed, of Amendment No. 6 to the Offering Circular on Form 1-A of Robert James & Associates, and three of which, with exhibits, are marked to show changes. I have simultaneously with this filing delivered courtesy copies of this amendment to Blaise Rhodes and Jay Williamson of the Securities and Exchange Commission.

    The following responses address the comments of the reviewing staff of the Commission as set forth in a comment letter dated August 6, 2007 (the "Comment Letter"). The comments in the Comment Letter are sequentially numbered and the answers set forth herein refer to each of the comments by number and by citing the location of each response thereto in the Offering Statement. A copy of the Comment Letter has been attached to the courtesy hard copies.

    The page numbers referenced in this letter relate to the information set forth in the hard copy marked to show changes version of the Offering Statement as delivered by courtesy copy and may not directly correspond to the unmarked version thereof.

<u>Item 4</u>

1.   The Company intends to sell the securities in those states which allow the sale without registration of securities or with registration by coordination qualified pursuant to Regulation A. Rules of the various states differ regarding the sale of the securities offered under Regulation A. Before any offer or sale in any state, the Company intends to determine that sales of securities

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qualified pursuant to Regulation A are permitted either through use of the exemptions from registration offered in that state or by filing by coordination in those states that do not require audited financial statements as part of the filing.

The Company currently intends to offer its securities in Alabama, Arizona, California, Florida, Georgia, Illinois, Iowa, Kentucky, Massachusetts, Mississippi, New Jersey, New Mexico, New York, North Carolina, Ohio, South Carolina, and Texas.

The Company is contacting the securities department of each of those states and discussing the offer of its securities in that state pursuant to the exemptions from registration or otherwise. The Company has already determined that offers and sales of securities qualified pursuant to Regulation A may be made without registration pursuant to those states exemptions from registration regulations in California (pursuant to Section 25102f of the California Corporation Code), Georgia (pursuant to Section 10-5-9 of the Georgia Blue Sky Law), North Carolina (pursuant to Section 17(a) of the North Carolina Securities Act), Texas (pursuant to Texas Code Section 13916 and Section 5(i) of the Act and Rule 109.13) and in New York by registration of the issuer and by registration by coordination without audited financial statements in Alabama, Georgia and Massachusetts as well as North Carolina.

The Company notes that it has reviewed some of the offering circulars that have been filed with the Commission under Regulation A. Some of these offering circulars state that they intend to rely on state exemptions from registration for sale within those states.

A. A. Sommer, Jr. comments in his *Securities Law Techniques* (Vol. 1, section 3.03[1][d]):

> "One possible structure for the offering is the use of state non-public offering exemptions from registration in connection with a federal Regulation A exemption. . . . Such a combination may require modification of some aspect of the proposed offering, such as the elimination of all forms of advertising or public announcements, and a limitation on the number of offerees and purchasers in a particular state. However, the combination of the state non-public offering exemption and Regulation A may provide the issuer with a vehicle that best suits its needs."

Risk Factors

2.   The risk factor language discloses that Mr. Tonachio has the right to petition the Company to amend the lock-up agreement. Language to state that he has not affirmatively agreed not to amend or waive such agreement implies that such a request was made (other than by the Staff of the SEC) by officers or perhaps shareholders of the Company and that Mr. Tonachio refused bespeaking some ulterior motive. The last paragraph of the risk factor alerts any potential investor that Mr. Tonachio does not intend to amend the lock-up. Mr. Tonachio has not affirmatively stated absolutely that he will not amend the lock-up agreement as such an affirmative statement precludes the occurrence of future events over which Mr. Tonachio has no control, such as an offer to buy the Company which could benefit all shareholders but would be prohibited because Mr. Tonachio's shares could not be sold.

Mr. Tonachio originally determined to create and enter into the lock-up agreement when he

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determined to file this Offering Circular for the very reason to reassure potential investors and shareholders of his intention to continue to build the Company as an officer, director and major shareholder. The Company does not believe that the absence of a lock-up would have kept any investor that chooses to invest in this offering from investing and therefore the existence of such a lock-up does serve to the benefit of an investor, even if such lock-up could be amended under certain circumstances.

3.   The requested disclosure has been added and appears on page 6.

Remuneration of Directors and Officers

4.   Comment #4 (previously comment #30 of letter of March 26, 2007) covers several areas, which are broken down herein into several answers.

Excerpts from the SEC comment letter are underlined and in quotations.

"First, please clarify exactly why your redemption and conversion values differ."

Response: As previously stated, the redemption and conversion values differ to protect the founder's interests in the Company, the company which he built over the past 15 years. Since our past response on this issue has not been understood, we'll attempt to break down the scenario into separate sections. We begin by confirming both parties understanding of applicable terms.

> **Redemption or call** – The right of the issuer to force holders on a certain date to redeem their convertibles for cash. The objective usually is to force holders to convert into common prior to the redemption deadline. Typically, an issue is not called away unless the conversion price is 15%- 25% below the current level of the common. An exception might occur when an issuer's tax rate is high, and the issuer could replace it with debt securities at a lower after-tax cost.

> **Convertible price-** The contractually specified price per share at which a convertible security can be converted into shares of common stock.

> **Redemption cushion** The percentage by which the conversion value of a convertible security exceeds the redemption price. The market value of the common stock provides a redemption cushion over the redemption price amounting to: redemption cushion = [(Conversion ratio)(market price of common stock) - redemption price] / redemption price. If the issuer has a redemption cushion, the value to the shareholders of converting their preferred shares into common stock exceeds the value the shareholders would receive by not converting to common and letting the Issuer redeem or buy back the preferred shares. In this way the issuer can influence, (some articles use the word "force") the holders of the preferred stock to exchange their preferred shares for common shares.

> In this case:
> ☐ The issuer is the Company, a Corporation which is a separate entity from the founder. (The founder currently owns a controlling share, however, that may not

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always be thecase since he owns a small percentage of what is available for issue.)
- ☐ The "convertible" is the preferred stock owned by the founder.
- ☐ The "redemption cushion" is negative.
- ☐ A zero or less redemption cushion means that the founder is better off accepting the cash offered in the 'buy back' rather than converting his preferred shares to common shares.
- ☐ This gives the Company (again, a separate entity from the founder) little incentive to redeem (or force the founder to sell) the preferred shares.
- ☐ This gives the founder the choice of whether to retain the preferred stock or convert it to common stock.
- ☐ In this way, even if the founder finds himself a minority shareholder of the Company at some point in the future, he will have at least protected his interests regarding his right to hold onto the preferred stock or convert it to common stock.

"Mr. Tonachio controls substantially all of your stock."

While it is true that Mr. Tonachio **currently** owns the bulk of common shares currently **issued,** he owns only 5% of the **authorized** common shares. Even if Mr. Tonachio converted all of his preferred shares into commons shares, he would still only own 7.75% of the total shares authorized.

	Shares owned by founder	Shares authorized	Calculation	Founder's percentage of shares authorized
Currently	10.5 million	200 million	100(10.5 / 200)	5.25 %
After conversion of preferred shares	15.5 million	200 million	100(15.5 / 200)	7.75 %

- ☐ As shown in the above table, it is foreseeable that at some point in the future Mr. Tonachio will hold less than 50% of shares issued and will no longer be the controlling shareholder.
- ☐ At some point he may no longer be an officer of the Company.
- ☐ In that case, the Company could redeem (force Mr. Tonachio to sell back to the Company whether or not he consents) his shares of preferred stock without his consent ("hostile"). To protect his interests and prerogatives as founder, the redemption value is set to discourage this action by the Company.
- ☐ Since Mr. Tonachio is the sole director, he can elect to have the Company redeem the preferred shares from him for an aggregate of $5,000,000. However, the Company **is not required** to redeem these shares. Mr. Tonachio's fiduciary duty to the Company would only allow him to support such redemption if the redemption were in the best interest of the Company.

"Previously in footnote 3 on page 28 you disclose…"

Par Value of Preferred Stock – We do not understand the SEC's reference to $100 per share.

Amendment 4, as well as the financial statements, shows a valuation of $0.0001 per share. Determination of this valuation is related to the accounting value of what was exchanged for the preferred stock. Please refer to the Notes to the Financial Statements, Note A, Owner's and Stockholder's Equity, Preferred Stock. This states that the preferred shares were exchanged for a 5-year non-competition employment contract, which has no financial statement value pursuant to SFAS 141.

Conclusions

☐   We are aware of no requirement for redemption, conversion, and par values to all be the same amount. If you are, please provide us with the specific cite and forward it to Mr. Tonachio so that we may consider its ramifications on the offering statement disclosures.

☐   Redemption and conversion values are business decisions.

☐   The par, redemption, and conversion values of the preferred stock are disclosed in both the offering statement and the financial statements.

☐   Any prospective buyers of stock have adequate opportunity to become aware of the valuations and make their own decisions.

☐   The purpose of the SEC review process is to assist in compliance with the applicable disclosure requirements. Since disclosure has been made in the offering documents and financial statements, further comments on this issue appear inapplicable.

5.   The requested disclosure has been made and appears on page 34.

6.   The requested disclosure has been made and appears on page 34.

Financial Statements

7.   Updated financial statements have been filed.

Exhibits

8.   The Company has filed the complete set of all agreements, contracts, attachments, appendices, schedules, exhibits that it has in regard to its arrangements with the insurance companies. The contract/agreement/schedules for each insurance company as filed was separated by colored sheets with the name of that insurance company typed on it.

9.   The language in the subscription document is intended for use with investors in multiple jurisdictions. The language is not intended nor is it written as a waiver but an informational inquiry as to the background and suitability of potential investors. The Company cannot anticipate whether such representations would be used as part of a defense in any subsequent litigation as the Company cannot predict the grounds for any such potential litigation or the veracity of any representations made by a potential investor.

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CF1-00094148

The requested language has been added and the document has been refiled.

In regard to specific references of state law requesting that an issuer inquire as to the knowledge, experience and economic risk of a potential investor, reference is made to the following sections of state law:

California Corporation Code Section 25102(f)
Delaware Securities Act Section 7309 and Rule 502(b) of the Rules and Regulations thereof
Texas Securities Act VTCS 581-5-7 and Texas Administrative Code Rule 109.13

Exhibit 11.0

10.   The legality opinion has been amended and refiled.

Sincerely,



Lee W. Cassidy



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

August 6, 2007

Mr. Robert J. Tonachio
President
Robert James & Associates, Inc.
615 River Road
Kingston, TN 37763

    Re: **Robert James & Associates, Inc.**
           Amendment No. 5 to the Offering Statement on Form 1-A
           Amendment filed June 29, 2007
           File No. 24-10142

Dear Mr. Tonachio:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4</u>

1.   Disclose the states in which you intend to conduct your offering and discuss the method by which the securities are to be offered. See Item 4(a) of Form 1-A. We note your supplemental response to comment one of our letter dated March 26, 2007 that you intend to sell in the states that allow the sale without registration of securities qualified pursuant to Regulation A. Please disclose in greater detail the exemptions of the states to be relied upon. We may have further comment.

2

Mr. Robert Tonachio
Robert James & Associates, Inc.
August 6, 2007
p. 2

Risk Factors, page 3

2. In the applicable risk factor, please clearly disclose that Mr. Tonachio has not affirmatively agreed not to amend or waive the lock-up agreement.

3. We reissue comment nine of our letter dated March 26, 2007. Update the amount of cash on hand as of the most recent practicable date. In this regard "most recent practicable date" is typically more recent than your balance sheet date.

Item 9 Remuneration of Directors, page 31

4. We note your response to comment 30 of our letter dated March 26, 2007; however, we believe that further discussion is necessary. Given Mr. Tonanchio's ownership and control of the issuer, there does not appear to be a significant difference between a redemption call by the company, ordered by Mr. Tonachio as a director, and a conversion by Mr. Tonachio as a shareholder. As a result, it is not clear why there is a redemption cushion. Please explain.

5. We note your response to our prior comment 31 of our letter dated March 26, 2007 and revised disclosure on page 33. Please revise to indicate the extraordinary items that will be excluded for purposes of Mr. Tonachio's bonus calculation.

6. We reissue comment 32 of our letter dated March 26, 2007. Please clarify whether Mr. Tonachio has been paid for any of his services in the past – and if not, address any financial obligation that the company may have to do so.

Financial Statements

7. The financial statements should be updated to comply with Form 1-A, part F/S.

Exhibits

8. We reissue comment 42 of our letter dated March 26, 2007. Please file the complete agreements, including all attachments, appendices, schedules, exhibits, etc. It appears that you for some agreements you have simply provided the various compensation rate tables. Please file each contract separately, with a separate exhibit number, and include the appendices, attachments, schedules, etc. with the correct agreement. In addition, if there are multiple contracts, provide clear disclosure in the list of exhibits as to each contract. We may have further comment.

3

Mr. Robert Tonachio
Robert James & Associates, Inc.
August 6, 2007
p. 3

Exhibit 4.0

9.   We do not believe that the company has responded entirely to our prior comment
     40 of our letter dated March 26, 2007. The representations specified in the
     subscription agreement requiring subscribers to represent that:

     - I have such knowledge and experience in financial and business
       matters that I (alone or together with a purchaser representative)
       am capable of evaluating the merits and risks of this investment;
     - The undersigned further certifies that (i) the undersigned (or the
       undersigned's professional advisor(s)) has the capacity to protect
       the undersigned's interests in this investment; (ii) the undersigned
       is able to bear the economic risks of this investment;

     should be deleted, unless the representations are included because of state law or
     other requirement. In that event, a copy of the requirement should be furnished to
     us as supplemental information and the subscription agreement must be revised to
     include a statement in a prominent place informing the subscribers that by making
     such representations they have not waived any right of action they may have
     under the applicable federal securities laws. In addition, it should be noted that
     the federal securities laws specifically provide that any such waiver would be
     unenforceable. The subscription agreement should also note whether the
     company intends to assert the representations as a defense in any subsequent
     litigation. We may have further comment.

     In addition to responding to the foregoing, please direct us to the specific
     provision of Delaware and Texas law which would require this language.

Exhibit 11.0

10. Please revise to clarify your legality opinion. The current language may be read
     to indicate that the shares will be validly issued "when issued according ... to the
     laws of the State of Nevada." Please revise to clarify this language and also
     indicate that your opinion covers the laws of the State of Nevada, including its
     Constitution, statutes, agency rules and published court decisions. Also, please
     file a validly executed opinion.

Closing Comments

     As appropriate, please amend your offering statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

Mr. Robert Tonachio
Robert James & Associates, Inc.
August 6, 2007
p. 4

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393.

Sincerely,

Tom Kluok

Ar John Reynolds
     Assistant Director

cc: Lee W. Cassidy
       Fax: (202) 745-1920